Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Formela, Jean-Francois	2. Issuer Name and Ticker or Trading Symbol Exelixis Inc. (EXEL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) c/o Atlas Venture 890 Winter Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/20/2003
(Street) Waltham, MA 02451		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/18/2003		S		140,026	D	$6.5011		I	(1)
Common Stock	03/18/2003		S		69,974	D	$6.5011		I	(2)
Common Stock	03/19/2003		S		20,004	D	$6.600	1,704,949	I	(1)
Common Stock	03/19/2003		S		9,996	D	$6.600	795,419	I	(2)
Common Stock								54,051	I	(3)
Common Stock								16,500	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

1. Represents shares held by Atlas Venture Fund II, L.P. ("AVF"). AVF is part of Atlas Venture, a group of funds under common control. Dr. Formela is a general partner of Atlas Venture Associates II, L.P. ("AVA"), which is the general partner of AVF. Dr. Formela disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.

2. Represents shares held by Atlas Venture Europe Fund B.V.("AVEF"). AVEF is part of Atlas Venture, a group of funds under common control. Dr. Formela is a general partner of AVA, which is the general partner of AVF. Dr. Formela disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interests therein.

3. Represents shares held by Atlas Venture Germany B.V.("AVG"). AVG is part of Atlas Venture, a group of funds under common control. Dr. Formela is a general partner of AVA, which is the general partner of AVF. Dr. Formela disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interests therein. This fund was not included in the November and December 2002 filings but has no change in balance.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jean-Francois Formela **Signature of Reporting Person	03/20/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2